Solarfun Announces Management Promotions

SHANGHAI, August 03, 2010 -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or the "Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced the promotion, effective immediately, of Dr. Ping Peter Xie to President and Chief Executive Officer from President of Solarfun, and Mr. Zhoumiao Gao to Chief Operating Officer from Senior Vice President of Operations of Solarfun.  Mr. Gareth Kung will remain as the Company’s Chief Financial Officer and these three officers will provide senior leadership for the Company going forward.

Yonghua Lu, Chairman of Solarfun, commented, “We are extremely pleased to announce these promotions.  Dr. Xie has displayed great leadership in solidifying Solarfun’s management team and strategy, and guiding the steady growth of the Company.   Mr. Gao has been instrumental in leading Solarfun’s aggressive capacity expansion and vertical integration, and has played a vital role in improving the Company’s manufacturing efficiency and reducing processing costs.  With these core members of management in place, and with Solarfun’s new strategic partnership with Hanwha Chemical Corporation, we are confident that the Company is moving toward its goal of becoming a leading global supplier of PV products.”

Dr. Ping Peter Xie served as Solarfun’s President of China from March 2009 to September 2009, and global President from October 2009 to present.  He joined the Company in March 2009 from NeoPhotonics Corporation, a Shenzhen, China-based provider of integrated optics products that use standard semiconductor silicon wafer technology. In his final role with NeoPhotonics Corporation, he worked as its global chief technology officer and general manager of China, where he was responsible for the company’s overall operations in China and its world-wide product development programs. During his six years at NeoPhotonics Corporation, he also held various engineering, product development, sales and business development roles. Earlier in his career, Dr. Xie acquired a broad range of experience in both management and research, including working at Bookham Inc., JDS Uniphase and Los Alamos National Lab. He received a Ph.D. in Applied Physics and an M.S. in Physics from the University of Michigan, Ann Arbor and a B.S. in Electrical Engineering from Tsinghua University in Beijing.

Mr. Gareth Kung joined Solarfun as CFO in November 2009.   He joined Solarfun from Semiconductor Manufacturing International Corporation where he first worked as group treasurer and subsequently as group controller, primarily in charge of treasury and financing operations, financial reporting and planning, budget control, Sarbanes-Oxley compliance and PRC and international tax planning. Prior to that, Mr. Kung served as an investment manager at AIG Investment Corporation in Hong Kong, where he was responsible for the origination, structuring and execution of private equity transactions in the Asia Pacific region. From 1997 to 2000, Mr. Kung worked in the corporate banking and capital markets division of ABN Amro Bank N.V., where he executed debt financed transactions for corporations based in Hong Kong and China. Mr. Kung worked at UOB Asia Limited from 1995 to 1997 and executed IPO and M&A transactions for Hong Kong-based corporations. Between 1987 and 1993, Mr. Kung held positions as a senior internal auditor at the Royal Bank of Canada and senior auditor at Pricewaterhouse. Mr. Kung earned his MBA from The University of Western Ontario and a bachelor’s degree in Accountancy from the National University of Singapore.  Mr. Kung is a certified public accountant in Hong Kong, Australia and Singapore as well as a fellow of the Association of Chartered Certified Accountants and a chartered financial analyst.

Mr. Zhoumiao Gao most recently has served as Solarfun’s Senior Vice President of Operations, where he has been in charge of manufacturing at Jiangsu Linyang Solarfun Co., Ltd and Yangguang Solar Technology Co., Ltd., Solarfun’s PRC subsidiaries.  He joined the Company in September 2007 as Vice President of Operations and served as Director on an interim basis from August 2008 to March 2009. Before joining Solarfun, Mr. Gao worked in the semiconductor industry for more than 18 years. He joined Advanced Semiconductor Manufacturing Corporation in 1989 and held various positions including engineering manager, manufacturing manager, and vice president of operations. He holds a bachelor’s degree from Fudan University and an EMBA degree from China European International Business School.

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.   SOLF-G

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.
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    Solarfun Power Holdings Co., Ltd.

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